                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           -------------------------

                                 FORM 10-SBA3

                       GENERAL FORM FOR REGISTRATION OF

                     SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

              Ballistic Ventures Inc. (formerly Whoodoo.com Inc.)
        --------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)

                  DELAWARE                         51-0392750
     ---------------------------------------------------------------------
     (State or other jurisdiction of  (I.R.S. Employer Identification No.)
      incorporation or organization)

                             1283 Crossfield Bend
                             Mississauga, Ontario
                                Canada, L5G 3P5

                       ---------------------------------

                   (Address of principal executive offices)

                   Issuer's telephone number: (905) 891-0207

                         ----------------------------

          Securities to be registered under Section 12(b) of the Act:

                                              Name of Each Exchange on
Title of Each Class to be so Registered       Which Each Class is to be
Registered
-------------------------------------------   -------------------------
         None                                      None

          Securities to be registered under Section 12(g) of the Act:

                                 COMMON STOCK
                               (Title of Class)

                                 Introduction


Our form 10-SBA, 10-SBA2 and this form 10-SBA3 have being filed as amendments in response to comments from the Securities and Exchange Commission and due to the fact that significant changes have occurred since the original filing of the 10SB on February 11, 2000. Since the original filing under the name of whOOdoo.com Inc., a Delaware Company, we (1) became unable to meet our daily operating expenses and have voluntarily shut down, and (2) changed our name to Ballistic Ventures Inc. We anticipate in the near future filing with the Securities and Exchange Commission and distributing to the shareholders a Form 14C relating to the disposition of our assets and the ratification of the name change to Ballistic Ventures Inc.

We may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Registrant") company, by which a private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this registrant will become a plan to find such a target or targets, and attempt to acquire them for stock.

ITEM 1.  DESCRIPTION OF BUSINESS

BRIEF OVERVIEW

We were a development stage internet company which had developed and was in the process of refining a network of regional search engine Internet portals to provide the users access to more localized, relevant, and interest-specific information than they presently could obtain from the more established, large Internet search engine portals and to provide local businesses an opportunity to target these local users.

As of May 2000 it became apparent to the current management that the economic conditions were such that we would be unable to continue down the original business plan path which we had intended to pursue, and we would have to change our focus in order that we could maximize the value of the common stock and ultimately maximize shareholder value. We were unable to generate enough revenue to meet our day-to-day operating expenses and could not foresee to do so in the long run so we could in fact become a viable operation. Our working capital was limited and we could not raise any further financing under the market conditions, which prevailed at the time.

Because of these circumstances, our business has been discontinued and we are in the process of disposing our assets. Our plan is to acquire a new profitable business.

Reverse Acquisition: A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. If required, shareholder approval would be solicited, pursuant to the laws of the State of Delaware, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with any required solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosures would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

OUR HISTORY

On July 17, 2000, whOOdoo.com Inc., changed its name to Ballistic Ventures, Inc. We were incorporated in Florida on June 17, 1997, as Permastoprust (International), Inc., and changed our name to Greystone Credit Inc.

("Greystone") in June of 1999. On August 4, 1999 Greystone acquired whOOdoo.com, Inc.("whOOdoo Florida"), a Florida corporation, incorporated on April 9, 1999, in a share exchange. The exchange ratio in the whOOdoo (FL)-whOOdoo exchange was a one for one ratio, and the percentage of ownership that was acquired in the share exchange, by the whOOdoo Florida shareholders, was 59.4%. At the same time, Greystone changed its state of incorporation to Delaware and its name to whOOdoo.com, Inc. At the time of the acquisition of whOOdoo Florida, Greystone had no operations or liabilities. The merger and recapitalization was accounted for as a reverse merger. As a result, our financial statements of the Company, prior to June 1, 2000 are those of whOOdoo Florida. Collectively Ballistic Ventures, Inc., Greystone Credit, Inc. and whOOdoo.com, Inc., are known as "We", "Us", or "Our".

On August 4, 1999, immediately prior to the share exchange described in the preceding paragraph, whOOdoo Florida purchased all of the operating assets, prepaid expenses and intangibles, of BGS Southwest, Inc. for $100,000, plus the assumption of liabilities of $29,382. These assets included software licensing keys, software, office equipment, computer equipment, operating assets, prepaid expenses and intangibles. The assets purchased were recorded at $66,888, which was the predecessor costs since it was a related party transaction and included software licensing keys, software, office equipment and computer equipment. Additionally, prepaid rent of $2,656 and intellectual property of $59,838 was recorded. WhOOdOO Florida assumed $11,440 of accounts payable, a note payable of $8,000 and a line-of-credit of $9,942.

BGS, a Florida corporation organized on February 1, 1997, conducted business as WhOOdoo Studios and was controlled by our former president and chief executive officer, Mr. Paulo Mylla, and his wife. Based in Naples, Florida, BGS provided Internet solutions including website design and programming, website hosting and Internet consulting. BGS, through Whoodoo Studios, developed our initial search engine and the regional website concept. As part of the transaction on August 4, 1999, BGS sold substantially all of its assets to us, including all intellectual property regarding the search engines and regional websites.

Due to the change in business focus described above, Mr. Mylla resigned his position as President, Chief Executive Officer and Director and Mr. Eric Pinkney assumed the executive position of President and Secretary from Mr. Mylla in May of 2000.

Effective May 31, 2000, we ceased all activities and operations and are an inactive company. On that date, Ballistic Ventures, K2 Ventures, Inc. (the "Purchaser"), the former president, and former vice president and certain other stockholders (the "Other Stockholders") entered into an Escrow Agreement (the "Escrow Agreement"). K2 Ventures Inc., is domiciled in Bermuda and is owned 50% by Kevin Winters and 50% by Kevin Way, both residents of Bermuda. K2 Ventures Inc. was established to effect the purchase of 11,235,700 shares of common stock, from the former president, the former vice president and the other shareholders of the company.

The Escrow Agreement provides that the former president will purchase some of our assets from us for $1.00, the former vice president will release the parties to the Escrow Agreement from any liability or claim he may have against such parties for past or future actions in exchange for our rights known as "Post Offer", and the purchaser will purchase 11,235,700 shares of common stock from the former president, the former vice president and the other shareholders, and assume liabilities totaling approximately $89,000.

The assets that we are selling to the former president for $1.00, are as follows:

1) Customers
2) Software Licenses
3) Sites/Source Codes/Software
4) Office Equipment
5) Computer Equipment

The type of past or future action, which the former vice president will release Ballistic Ventures and K2 Ventures from is for wrongful dismissal. The former vice president initiated this legal action in April 2000, and the proceedings took place in the Circuit Court, 20/th/ Jud. Circuit, Collier County, FL. Mr. Leith, the former vice president, sought damages equal to $165,000 (three times his base salary) and other unquantified damages.

The "rights" we are exchanging are for the property known as "Post Offer". "Post Offer" was an auction site, which the former vice president wished to potentially utilize in his future endeavors. The former vice president helped to develop this property.

The total consideration that K2 Ventures Inc. will provide for the purchase of the 11,235,700 shares of common stock is to assume the liabilities of the company in the amount of $89,000. K2 Ventures will not give any stock to our shareholders.

The Agreement will be completely consummated following the filing with the Securities and Exchange Commission, and distribution to our shareholders, of an Information Statement on Form 14C regarding the disposition.

BUSINESS DEVELOPMENT

Dependence on Management. Ballistic Ventures is required to rely on management's skill, experience and judgment, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of business combination, should an agreement be reached at some point to acquire or combine.

There is no particular type of business or industry that we are concentrating on at this time. The management will look at any potential acquisition that will best serve the interests and will maximize shareholder value in the future. We will not confine our search for any particular business or business venture to any geographical area.

Our management, through their various business contacts, will search for potential business partners whom they feel are deemed to be likely targets for a business combination with the company. At this point in time, management is not seeking any third party to facilitate talks with potential targets. However, it is possible that in the future a third party may contact the current management with a merger candidate.

A material factor that management will consider before acquiring a business or entering into a business venture is that the new business must bring good management and strong corporate governance. The potential deal must be evaluated with the intent that shareholder value will be maximized in the future. Any acquisition will likely be financed by the issuance of our stock to the owners of the acquired entity.

OUR OPERATIONS

We currently operate out of Mr. Pinkney's office located at 1283 Crossfield Bend, Mississauga, Ontario, Canada. The leased premises, which were located at 1660 Trade Center Way, Naples, Florida, were vacated and an agreement was reached with the landlord to terminate the lease contract. There are currently no full-time employees, nor are there any plans to hire any.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should,""expect," "plan," "anticipate," "believe," "estimate," "predict," "intend,""potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under this Item 1, Description of Business and elsewhere in this registration statement.

RISKS RELATING TO OPERATIONS

We do not have any business operations or assets and have no written or oral agreement for the acquisition of a business or asset at this time. We have neither a history of earnings nor have we paid dividends. We are unlikely to realize earnings or pay dividends in the immediate or foreseeable future.

There is no assurance that we will be able to identify acquisitions, which will be profitable. As of the date of this filing, we have not identified any potential business or assets for acquisition. Moreover, should we identify any assets or businesses and determine that an acquisition is warranted, we may not be able to finance the acquisition and additional funds may be required to meet such obligations.

CONTROL BY MANAGEMENT

Events since the initial filing of the 10SB have led to changes with respect to the controlling shareholders of Ballistic Ventures. These changes are due to the sale of the shares by Paulo Mylla and certain other shareholders contemplated in the Escrow Agreement dated May 31, 2000 described above.

As of the May 31, 2000, as contemplated by the Escrow Agreement, K2 Ventures acquired, subject to the terms of the Escrow Agreement, 11,235,700 common shares, which is 55.3% of the outstanding common shares of Ballistic Ventures Inc. The completion of the transactions contemplated by the Escrow Agreement, following the Form 14C filing and distribution to shareholders described above, will therefore result in a change in control of the company.

Eric Pinkney, President and Secretary, and a director of Ballistic Ventures, currently does not own any common shares, while William Dickie, the other director of Ballistic Ventures, owns 100,000 common shares as at March 31, 2001.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

As of March 31, 2001, there were 20,305,398 shares of common stock outstanding of which 15,315,803 shares are restricted. If our stockholders sell substantial amounts of this restricted stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. The 15,315,803 shares of restricted common stock outstanding are available for sale in the public market under Rule 144 of the Securities Act of 1933.

OUR STOCK IS SUBJECT TO SPECIAL REGULATION AS A PENNY STOCK BECAUSE OF ITS TRADING PRICE

Our common stock is a "penny stock" under the Securities and Exchange Commission rules that impose special sales practice requirements upon broker-dealers. These rules generally restrict the liquidity of a penny stock and prevent brokers-dealers from soliciting purchases except to accredited investors and existing customers who agree in writing to purchase penny stocks. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them. Under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers which engage in transactions in penny stocks have additional disclosure requirements, including the requirement to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Broker-dealers must also provide customers with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly statements showing the market value of each penny stock held in the customer's account.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactic and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION.

Per Note 3 of the financial statements there is substantial doubt about our ability to continue as a going concern. Our existence is dependent upon management funding operations, locating and merging us into a profitable operating company and raising sufficient capital. At this point in time it is impossible to state an amount of additional funding which we believe would remove the going concern opinion, as the Company is inactive at this time.

The prospects for the future of Ballistic Ventures, Inc., rests with the current management team, and their ability to find a profitable business venture which can utilize the "shell" company. Part of this process is to successfully complete the necessary filings with the Securities and Exchange Commission.

Once the necessary filings have been completed, the current management team will be proactive in reviewing potential projects that could potentially be a good fit for Ballistic Ventures. This process does not have a defined time period, other than the process will begin once all of the filings have been completed.

The results of operation are not discussed for the years ended December 31, 1997 and 1998, because our predecessor was not incorporated until April 1999. We did continue to do some hosting and web site design but the amount of revenue, which was included in the company's operation, was immaterial.

The Company was released from any further obligation under the office lease for a payment of $1,962 and the forfeiture of its security deposit of $1,962 in May 2000.

PLAN OF OPERATION

The Plan of Operations for Ballistic Ventures, Inc., is to ensure that we do not have outstanding liabilities, which have been incurred under the previous management team and under the original business operations. The current management team has undertaken to pay off all outstanding liabilities, and as of March 31, 2001, approximately $13,000 remained unpaid from the May 31, 2000 balance of $89,000. At the same time, the current management of the Company has undertaken to make certain filings with the Securities and Exchange Commission, including this 10-SB, the required quarterly reports on form 10QSB, the schedule 14C referred to in Item 1 above, to bring the company current with its reporting requirements. Once we have completed the required filings with the Securities and Exchange Commission, the current management team will seek to find a profitable project for our company.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have relied almost exclusively upon the sale of securities to finance our operations. The only exception is a small loan, from LOM Capital, who have undertaken to provide temporary financing to pay off the company's liabilities and any operating expenses in order to maintain the company in good standing with any vendors and to ensure that all reporting requirements are met. LOM Capital is domiciled in Bermuda and had provided financing under our original business plan.

The Company has minimal operating expenses, and management of the Company has a verbal commitment from LOM capital to provide the Company with adequate financing to continue to maintain the company. After the 10SB filing has been completed, management expects to take appropriate steps to obtain additional financing.

YEAR 2000 COMPLIANCE

None. We have not encountered and do not expect to encounter difficulties resulting from year 2000 compliance issues.

ITEM 3. PROPERTY

The registrant has no property and enjoys the non-exclusive use of office and telephone services of its President and Secretary. The registrant neither owns nor leases any real or personal property. Office services are currently provided without charge. Such costs are immaterial. The registrant may be billed for services such as copying and printing and major mailings.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information as of March 31, 2001 concerning the beneficial ownership of our common stock held by each director; each person known by us to be the beneficial owner of at least 5% of the Company's voting stock; and all executive officers and directors as a group.

-----------------  ------------------------------------------------------------
                                                                    PERCENT
                  NAME AND ADDRESS          AMOUNT AND NATURE OF    SHARES
TITLE OF CLASS    OF BENEFICIAL OWNER     BENEFICIAL OWNERSHIP (1)  OUTSTANDING
--------------  ---------------------  ---------------------------  -----------

Common Stock    K2 Ventures (2)              11,235,700                 55.3%
                27 Reid Street,
                Hamilton, HM 11,
                Bermuda
--------------  ---------------------  ---------------------------  -----------
Common Stock    Eric Pinkney
                1283 Crossfield Bend             Nil
                Mississauga, Ontario
                L5G 3P5
--------------  ---------------------  ---------------------------  -----------
Common Stock    William P. Dickie
                21 Hilltop Road                 100,000                   *
                Toronto, Ontario
                M5H 2GP

All directors and executive officers of the Company
as a group (2 persons)                      100,000                       *
*represent less than 1% of
voting power
------------------------------------------------------------------  -----------

(1) Beneficial ownership exists when a person has either the power to vote or sell our Common Stock. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date whether upon the exercise of options or otherwise.

(2) K2 Ventures Inc., 27 Reid Street, Hamilton, HM 11, Bermuda. K2 Ventures was established in May 2000, in order to help facilitate the Escrow Agreement, which has been discussed previously in Item 1 above. K2 Ventures has purchased 11,235,700 shares from Paulo Mylla and certain other shareholders, and controls 55.3% of the outstanding common shares subject to terms of the Escrow Agreement.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table provides important information concerning our directors, executive officers, and key employees as of March 31, 2001.

NAME                AGE       POSITION
----                ---       --------

Eric Pinkney         39       President, chief executive Officer and
                              Director

William P. Dickie    57       Director

Eric Pinkney joined our board of director's in May 2000. From 1994 to July 2000, Mr. Pinkney had been the Chief Financial Officer of FMC Software Inc. (formerly SRG Software Inc.), of Toronto, Canada, a Software Engineering Company, which provided quality systems analysis, design and programming to primarily Fortune 500 and Fortune 1000 companies. Mr. Pinkney and his partners sold FMC Software to Financial Models Corporation, of Mississauga, Ontario, a publicly traded company listed on the Toronto Stock Exchange in March 1999. Mr. Pinkney holds a B.A. degree from the University of Guelph, majoring in Marketing, and has substantially completed his courses towards The Certified General Accountants program in Ontario. Mr. Pinkney also serves on the board of directors of several publicly listed companies. They are First Ecom.com, a company listed on the Nasdaq National Market(FECC/NASDAQ), Storage @ccess Technologies Inc., a company listed on the Canadian Ventures Exchange(SSP/CDNX).

William P. Dickey joined our board of directors in August 1999. Since 1983, Mr. Dickey has been vice president of Mid-North Engineering Services, Ltd., a company that provides administrative and consulting services to public and private companies ranging from accounting, corporate secretarial and office accommodations to financing, proposals and restructuring.

ITEM 6.  EXECUTIVE COMPENSATION

Provided is information with respect to compensation paid by us in the fiscal year ended June 30, 2000, to our chief executive officer and other officers whose compensation exceeded $100,000.

-----------------------------------------------------------------------------
                               ANNUAL COMPENSATION
-----------------------------------------------------------------------------
    (a)                        (b)                    (c)            (d)
                                                                other annual
NAME AND PRINCIPAL POSITION    Year                  Salary     compensation
---------------------------- ---------------------- ---------- --------------
Mr. Paulo Mylla                For Fiscal Year           $0(1)     $5,379 (2)
Former President and           Ended June 30, 2000
chief executive officer
---------------------------- ---------------------- ---------- --------------

(1) Mr. Mylla did not receive a salary from us but received compensation from BGS Southwest Florida, Inc. as described below in Item 7. Mr. Mylla resigned, as an officer and director of Ballistic Ventures, on May 31, 2000.

(2) Represents lease payments on a Jeep Cherokee of $489.00 for the months of July 1999 through May 2000.

There is no present program of executive, or director compensation, and no plan or compensation is expected to be adopted or authorized until a suitable project is located and operations are launched, and revenues are achieved. Mr. Pinkney is not compensated directly for his time but is reimbursed for any direct expenses incurred on behalf of Ballistic Ventures. As of March 31, 2001, Mr. Pinkney has not been reimbursed for any direct expenses. Mr. Dickey devotes only insubstantial time to the affairs of Ballistic Ventures.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unless otherwise clear from the context, all references to the number of shares of our subsidiary, whoodoo.com (FL), Inc., a Florida corporation, give effect to a 44,500-for-one stock split on July 16, 1999.

Prior to the share exchange by and between Greystone Credit, Inc. and whOOdoo.com, Inc. (whOOdoo Florida), Paulo Mylla and Brian Leith, President and Vice President, respectively of whOOdoo Florida, owned a combined total of 11,125,000 common shares or 84.6% of the total 13,153,500 shares outstanding. Paulo Mylla owned 8,595,000 common shares and Brian Leith owned 2,530,000 common shares. After the share exchange with Greystone Credit, Inc., Mr. Mylla and Mr. Leith continued to own 11,125,000 of the new total of 18,715,998 outstanding shares, or 59.4%.

On April 9, 1999, as its initial capitalization, whoodoo.com (FL), Inc. sold a total of 11,125,000 shares of common stock to its founders, and promoters, Mr. Paulo Mylla and Mr. Brian Leith, at par value of $.001 per share or for a total of $500. On July 21, 1999, whoodoo.com (FL), Inc. sold 1,590,000 shares of its common stock for par value of $.001 per share. These shares include 100,000 shares issued to Mr. William P. Dickie, a director, as a finder's fee relating to the May 5, 1999 sale of 428,500 shares of whoodoo.com (FL) Inc.'s common stock for $.35 per share.

On August 4, 1999, we purchased all of the operating assets, prepaid expenses and intangibles from BGS, a company owned by Mr. Paulo Mylla, for $100,000, plus the assumption of liabilities of $29,382. At the time of the reorganization, on August 4, 1999, we assumed BGS's line of credit with a bank, which was personally guaranteed by Mr. Mylla and his wife. The balance on the line of credit as of June 30, 1999 was $9,805, and was subsequently paid in full. We also assumed a note payable to Mr. Mylla in the amount of $8,000, which was subsequently paid. In August 1999, we entered into an agreement wherein BGS provided management services to us. These services were for a term of 36 months for a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. For the year ended June 30, 2000, BGS was paid approximately $393,600 by us. As of May 31, 2000, the agreement was terminated. It was through this agreement; Mr. Mylla received his compensation for services to the Company. Mr. Mylla received $12,100 as salary from BGS Southwest Florida, for the fiscal year ended June 30, 2000.

The share exchange contemplated in the Escrow Agreement, as described in Item 1,Description of Business, allowed K2 Ventures to acquire 11,235,700 common shares from Mr. Mylla and certain other shareholders. Mr. Mylla and certain other shareholders retained 229,300 common shares, while K2 Ventures acquired 11,235,700 common shares. The Escrow Agreement also allowed Mr. Mylla to purchase some of the assets from us for $1.00. The assets are comprised of the following:

     1)  Ballistic Ventures clients.
     2)  Software license keys.
     3)  Software.
     4)  Intellectual properties such as code, domain names and trademarks.
     5)  Computer equipment.

The intellectual rights that we are selling to Mr. Mylla, are comprised of the following and are all of the intellectual property other than the property known as "Post Offer":

1) Sites/Source Code/Software for: whoodoo.com, Aqueous.com, whoomail.com and the Auction site.
2) Domain names: whoodoo.com, whoodoo.net, BGSSWF.net, ICSdev.net, whodo.com, whodo.net, Aqueous.com.
3) Trademarks: whoodoo.com logo, whoodoo.com name.

All of the proprietary and non-proprietary software is being sold to Mr. Mylla. The Ballistic Ventures clients are also being sold to Mr. Mylla.

The software license keys are for the software that was used in the day-to-day operations of the company and also used in the development of the company's proprietary property. This would include, but not limited to, software such as, Microsoft Visual Studio, Microsoft Windows 98, Adobe Acrobat, Visio 2000 and other associated software.

The Escrow Agreement contemplates that the former President and CEO can acquire for $1 from Ballistic Ventures, the assets as described above in Item 1, Description of Business, Our History. The agreement is contingent upon the successful completion of the filing of this Form 10SB and a schedule 14c as described in Item 1 above, with the Securities and Exchange Commission. Ballistic Ventures and the former President and CEO entered into an Escrow Agreement on May 31, 2000, with respect to the transactions contemplated. The Escrow Agreement called for the resignations of all officers and directors of Ballistic Ventures, and Mr. Mylla, Mr. Leith and Other shareholders had to deliver to the Escrow Agent certificates representing 10,545,000 shares of common stock of the seller(Ballistic Ventures) with medallion guaranteed endorsements and all requisite stock powers, necessary to effectuate the transfer of the said stock pursuant to the Escrow Agreement. Once the form 10SB and 14c filings have been completed, the transactions will be executed.

"Post Offer" was an auction site, similar to that of the auction site known as "e-bay". The former Vice-President, Brian Leith, agreed to release Ballistic Ventures, Paulo Mylla, and K2 Ventures from past or future action, with regards to his wrongful dismissal lawsuit. The former vice president initiated this legal action in April 2000, and the proceedings took place in the Circuit Court, 20/th/ Jud. Circuit, Collier County, FL. Mr. Leith, the former vice president, sought damages equal to $165,000 (three times his base salary) and other unquantified damages.

The table shown below, details the number of shares of Ballistic Ventures, which each related party to the Escrow Agreement had prior to entering into the escrow agreement, the number of shares which they have after entering into the escrow agreement, and the number of shares which were sold to K2 Ventures.

Common shares held by                                Common shares held
related parties before          Number of shares     by related parties
Escrow Agreement                sold to K2 Ventures  after Escrow Agreement
------------------              -------------------  ----------------------

Paulo Mylla          8,595,000            8,423,100                 171,900

Ernest Sittenfield     200,000              196,000                   4,000

Kevin Casey            100,000               98,000                   2,000

Sharon Snew             30,000               29,400                     600

Stephanie Pera          10,000                9,800                     200

Brian Leith          2,530,000            2,479,400                  50,600
                    ----------           ----------                 -------

                    11,465,000           11,235,700                 229,300

Mr. Pinkney has entered into a verbal agreement with K2 Ventures, that in return for no direct executive compensation, he is allowed to purchase from K2 Ventures 200,000 common shares of the company at a future point in time at $0.15 per share.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock is 50,000,000 shares of Common Stock, par value $.001 per share, of which 20,305,398 shares are outstanding, as of March 31, 2001.

Holders of our common stock have one vote per share on each matter submitted to a vote of the shareholders, no cumulative voting rights, and a ratable right to our net assets upon liquidation. Holders of our common stock do not have preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in the dividends from legally available sources as determined by the board of directors. Upon our dissolution or liquidation, whether voluntary or involuntary, holders of our common stock are entitled to receive our assets available for distribution to the shareholders. All outstanding shares of common stock are fully paid and non-assessable.

The Company's Certificate of Incorporation and Bylaws do not contain any provisions that would delay, defer or prevent a change in control of the Company.

                                    PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICES OF SECURITIES

Our common stock was approved for trading on the "pink sheets" on December 3, 1999 under the symbol WHOO. The symbol was changed to BLLV, after we changed our name to Ballistic Ventures, Inc., on July 14, 2000. The following table sets forth the prices as reported to us by the "pink sheets" trading information. The prices reflected are the High and Low closing bids, for each period as shown below.

                                        HIGH      LOW
                                        ----      ---

Year 2000 April     1 - June 30         $.875     $.125
Year 2000 July      1 - September 30    $.015     $ .08
Year 2000 October   1 - December  31    $ .08     $ .04
Year 2001 January   1 - March 31        $ .05     $ .04

As of March 31, 2001 there were approximately 529 beneficial holders of our common stock.

We have not paid dividends on our stock and we do not anticipate paying any dividends thereon in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

At the time the Escrow Agreement, described above in Item 1. Description of Business, was entered into between K2, Paulo Mylla and the other shareholders, Brian Leith, a former director, had a claim against whOOdoo.com(FL), Inc., whOOdoo.com, Inc.(DE), and BGS (SOUTHWEST FLORIDA) INC. for wrongful dismissal. The proceedings were instituted in April 2000, and took place in the Circuit Court, 20/th/ Jud. Circuit, Collier County, FL. Mr. Leith sought damages equal to $165,000 (three times his base salary) and other unquantified damages. In accordance with the terms of the Escrow Agreement, Leith agreed to release Ballistic Ventures, Mylla, and certain other parties to the Escrow Agreement from any liability or claim that Leith may have against such parties for past or future actions and to seek dismissal of any actions currently pending and involving any parties to this Escrow Agreement in exchange for all rights to our property known as "Post Offer", as is, without supporting hardware. There was delivered and filed, in June 2000, with the court a notice of voluntary dismissal without prejudice against all defendants.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In August of 1999, we issued an aggregate of 13,153,500 shares of our common stock to the 16 former shareholders of whoodoo.com, Inc., a Florida corporation, in exchange for all of the outstanding shares of that corporation. This transaction, involving a limited number of sophisticated investors, was accomplished under the exemption provided under Section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In August of 1999, we sold an aggregate of 1,062,500 shares of our common stock to five sophisticated institutional type investors in a private placement at a cash purchase price $.80 per share for aggregate proceeds of $850,000. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In August and September of 1999, we also sold an aggregate of 20,500 shares of our common stock to three sophisticated individuals in a private placement at a cash purchase price of $1.00 per share for aggregated proceeds of $20,500. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In February of 2000, we sold an aggregate of 531,250 shares of our common stock to five sophisticated institutional type investors pursuant to the exercise of outstanding warrants at a cash purchase price of $.80 per share for aggregate proceeds of $425,000. This sale was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

The warrants were issued on August 24, 1999 as part of a private placement. On that date 1,062,500 of common shares were sold at $.80 per share for gross proceeds of $850,000. Additionally, on that same date, 1,062,500 of warrants were issued with the common shares at an exercise price of $.80, which corresponded to the private placement market value of each share. The warrants were exercised during February 2000 for gross proceeds of $425,000.

In the first quarter of 2000, 6,400 shares of our common stock were sold to two employees for $252 and the difference between the market price and the sales price, $6,148, was expensed as compensation. This placement was accomplished under the exemption from registration provided under section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

In June of 2000, we sold an aggregate of 531,250 shares of our common stock to five sophisticated institutional type investors pursuant to the exercise of outstanding warrants at a cash purchase price of $.10 per share, which approximated market value, for aggregate proceeds of $53,125. This sale was accomplished under the exemption from registration provided under Section 4(2) of the 33 Act. The certificates representing these shares bear a restrictive legend.

                                   PART III

ITEM 1. INDEX OF EXHIBITS

2.1              Form of Certificate Incorporation of Ballistic Ventures, Inc.*
2.2              Form of Reorganization Agreement*
2.3              Form of Asset Purchase Agreement the Company and BGS*
4.1              Form of Warrants issued to investors*
4.2              Form of Warrants issued to equipment leasing company*
4.3              Form of Common Stock certificate*
10.1             Form of BGS Management Agreement with addendum*
10.2             Form of Equipment Management and Co-hosting Agreement*
10.3             Escrow agreement (filed with form 10sba)**
11.              Statement of computation of per share earnings*
21               Subsidiaries*
27               Financial Data Schedule*

*filed with original 10SB on February 11, 2000, under the name of whOOdoo.com, Inc.
** filed with 10SBA on April 10, 2001, under the name of Ballistic Ventures, Inc.

                                   SIGNATURE

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

June 22, 2001                                 Ballistic Ventures, Inc.

                                             By: /s/ Eric Pinkney
                                                 -------------------------------
                                                 Eric Pinkney, President

                           BALLISTIC VENTURES, INC.
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                         NOTES TO FINANCIAL STATEMENTS



                               TABLE OF CONTENTS

                                                        Page
                                                        ----
Report of Independent Certified Public Accountants        F-1

Balance Sheets                                            F-2

Statements of Operations                                  F-3

Statements of Changes in Stockholders' Deficit            F-4

Statements of Cash Flows                                  F-5

Notes to Financial Statements                             F-6

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
 Stockholders
Ballistic Ventures, Inc.
formerly whOOdoo.com, Inc.

We have audited the accompanying balance sheet of Ballistic Ventures, Inc., formerly whOOdoo.com, Inc., (a development stage company) as of June 30, 2000, and the related statements of operations, stockholders' deficit and cash flows for the one month ended June 30, 2000, the eleven months ended May 31, 2000, the period April 9, 1999 (inception) to June 30, 1999 and for the period April 9, 1999 (inception) to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballistic Ventures, Inc., formerly whOOdoo.com, Inc., (a development stage company) as of June 30, 2000, and the results of its operations and cash flows for the one month ended June 30, 2000, the eleven months ended May 31, 2000, the period April 9, 1999 (inception) to June 30, 1999 and the period April 9, 1999 (inception) to May 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 10 to the financial statements, the Company restated its previously issued financial statements to reflect a change in control as a purchase transaction.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered significant losses during the development stage that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Fort Lauderdale, Florida
October 12, 2000

                           BALLISTIC VENTURES, INC.
                          FORMERLY whOOdoo.com, INC.
                         (a development stage company)
                                BALANCE SHEETS


                                                                        March 31,           June 30,
                                                                           2001               2000
                                                                    ----------------   ----------------
                                                                       (unaudited)
 ASSETS

     Current assets:
      Cash held by related party                                    $          1,204   $         44,988
      Accounts receivable                                                          -              1,271
                                                                    ----------------   ----------------

     Total current assets                                           $          1,204   $         46,259
                                                                    ================   ================


 LIABILITIES AND STOCKHOLDERS' DEFICIT

 Current liabilities:
     Accounts payable and accrued expenses                          $         13,241   $         66,500
     Loan payable                                                                  -             10,000
     Loan payable due related party                                           48,424                  -
                                                                    ----------------   ----------------

      Total current liabilities                                               61,665             76,500
                                                                    ----------------   ----------------

 Stockholders' deficit
     Common stock, $.001 par value, 50,000,000 shares
      authorized: 20,305,398 shares issued and outstanding                    20,305             20,305
     Additional paid-in capital                                               52,594             52,594
     Deficit accumulated during development stage                           (133,360)          (103,140)
                                                                    ----------------   ----------------

      Total stockholders' deficit                                            (60,461)           (30,241)
                                                                    ----------------   ----------------

                                                                    $          1,204   $         46,259
                                                                    ================   ================



  The accompanying notes are an integral part of these financial statements.

                           BALLISTIC VENTURES, INC.

                          FORMERLY whOOdoo.com, INC.

                         (a development stage company)

                           STATEMENTS OF OPERATIONS





                                                 Predecessor                                             The Company
                       --------------------------------------------------------------- ---------------------------------------------
                         For the nine  For the eleven  April 9, 1999    April 9, 1999    For the nine   For the one    June 1, 2000
                         months ended   months ended   (inception) to  (inception) to    months ended   month ended   (inception) to
                          March 31,        May 31,        June 30,         May 31,        March 31,      June 30,       March 31,
                            2000            2000           1999             2000            2001           2000           2001
                       --------------- -------------- -------------- ----------------  --------------  ----------   -------------
                         (unaudited)                                                     (unaudited)                   (unaudited)

 Revenue

  Sales                    $    25,351   $     39,975     $        -    $      39,975   $           -   $       -     $         -
  Miscellaneous Income             347          1,177              -            1,177           1,957          57           2,014
                           ----------- -------------- -------------- ----------------  --------------  ----------   -------------

    Total revenue               25,698         41,152              -           41,152           1,957          57           2,014
                           ----------- -------------- -------------- ----------------  --------------  ----------   -------------

 Expenses:
  Selling gen. and admin.:
    Comp. for stock iss.
    for services             1,588,410      1,588,410              -        1,588,410               -           -               -

 Other                         507,694      1,248,074         74,455        1,322,529          32,177       5,200          37,377
  Research and
  development                  111,695        111,695         43,530          155,225               -           -               -

  Impairment of goodwill             -              -              -                -               -      97,997          97,997
                           ----------- -------------- -------------- ----------------  --------------  ----------   -------------

    Total expenses           2,207,799      2,948,179        117,985        3,066,164          32,177     103,197         135,374
                           ----------- -------------- -------------- ----------------  --------------  ----------   -------------

 Net loss                  $(2,182,101)  $ (2,907,027)    $ (117,985)   $  (3,025,012)  $     (30,220)  $(103,140)    $  (133,360)
                           =========== ============== ============== ================  ==============  ==========   =============

 Net loss per share-basic
 and diluted               $     (0.13)  $      (0.16)    $    (0.01)                   $           -   $       -
                           =========== ============== ==============                   ==============  ==========

 Weighted aver. shares
  outstanding               16,263,491     18,447,765     11,125,000                       20,305,398  18,492,036
                           =========== ==============  =============                   ==============  ==========




  The accompanying notes are an integral part of these financial statements.

                           BALLISTIC VENTURES, INC.
                           FORMERLY whOOdoo.com,INC.
                         (a development stage company)
                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT



                                                                                                 Deficit
                                                                                               accumulated
                                                          Common Stock           Additional       during
                                                ----------------------------      paid-in      development
                                                     Shares           Amount      capital         stage            Total
                                                -------------   -------------  ------------    --------------  -------------
 Predecessor:
   Issuance of stock, April 9, 1999                11,125,000          11,125  $   (10,625)    $            -  $         500

   Sale of stock                                      428,500             429       136,271                 -        136,700

   Net loss                                                 -               -             -          (117,985)      (117,985)
                                                -------------   -------------  ------------    --------------  -------------
   Balance, June 30, 1999                          11,553,500          11,554       125,646          (117,985)        19,215

   Issuance of common stock for
   services and cash                                1,590,000           1,590     1,588,410                 -      1,590,000

   Sale of stock                                       36,900              36        36,864                 -         36,900

   Recapitalization                                 6,062,498           6,062       751,609                 -        757,671

   Exercise of warrants                               531,250             532       424,468                 -        425,000

   Net loss                                                 -               -             -        (2,907,027)    (2,907,027)
                                                -------------   -------------  ------------    --------------  -------------

   Balance, May 31, 2000                           19,774,148   $      19,774  $  2,926,997    $   (3,025,012) $     (78,241)
                                                ==============  =============  ============    ==============  =============

 Company:
   Reorganization                                  19,774,148   $      19,774  $          -    $            -  $      19,774

   Exercise of warrants                               531,250             531        52,594                 -         53,125

   Net loss                                                 -               -             -          (103,140)      (103,140)
                                                -------------   -------------  ------------    --------------  -------------

   Balance, June 30, 2000                          20,305,398          20,305        52,594          (103,140)       (30,241)

   Net loss                                                 -               -             -           (30,220)       (30,220)
                                                -------------   -------------  ------------    --------------  -------------
   Balance, March 31, 2001 (unaudited)             20,305,398   $      20,305  $     52,594    $     (133,360) $     (60,461)
                                                =============   =============  ============    ==============  =============


  The accompanying notes are an integral part of these financial statements.

                            BALLISTIC VENTURES, INC
                          FORMERLY whOOdoo.com, INC.
                         (a develpment stage company)
                           STATEMENTS OF CASH FLOWS



                                                                                 Predecessor
                                                  ---------------------------------------------------------------------------
                                                     For the nine      For the eleven      April 9, 1999       April 9, 1999
                                                     months ended       months ended       (inception) to      (inception) to
                                                       March 31,           May 31,            June 30,            May 31,
                                                         2000               2000               1999                2000
                                                  ---------------------------------------------------------------------------
                                                      (unaudited)

 Cash flows from operating activities:
    Net loss                                      $  (2,182,101)       $  (2,907,027)      $  (117,985)         $  (3,025,012)
                                                  -------------        -------------       -----------          -------------
 Adjust. to reconcile net loss to net
 cash provided (used) by operat. activities:
   Depreciation                                           8,170                    -             1,907                  1,907
   Issuance of stock for services                     1,588,410            1,594,628                 -              1,594,628
   Impairment loss on equipment                               -              137,090                 -                137,090
   Write-off of intellectual properties                       -               59,838                 -                 59,838
   Changes in operating assets and liab                                                                                     -
     Increase in accts rec and other assets             (14,049)              (1,271)                -                 (1,271)
      Accounts payable                                   23,723               31,397                 -                 31,397
                                                  -------------        -------------       -----------          -------------

      Total Adjustments                               1,606,254            1,821,682             1,907              1,823,589
                                                  -------------        -------------       -----------          -------------

      Net cash used by operations                      (575,847)          (1,085,345)         (116,078)            (1,201,423)
                                                  -------------        -------------       -----------          -------------

 Cash flows provided from invest. activities:
      Purchase of property and equip                    (24,778)             (24,778)          (18,914)               (43,692)
      Purchase of a business                           (129,382)            (129,382)                -               (129,382)
                                                  -------------        -------------       -----------          -------------

      Net cash used by invest. activities              (154,160)            (154,160)          (18,914)              (173,074)
                                                  -------------        -------------       -----------          -------------

 Cash flows from financing activities:
      Issuance of common stock                          860,976            1,257,218           137,200              1,394,418
      Proceeds from loan payable                              -               10,000                 -                 10,000
      Payment of loan to related party                        -               (8,000)                -                 (8,000)
      Payments on assumed line-of-credit                      -              (12,536)                -                (12,536)
                                                  -------------        -------------       -----------          -------------

      Net cash provided by fin. activities:             860,976            1,246,682           137,200              1,383,882
                                                  -------------        -------------       -----------          -------------

      Net increase in cash                              130,969                7,177             2,208                  9,385

      Cash at beginning of period                         2,208                2,208                 -                      -
                                                  -------------        -------------       -----------          -------------

      Cash at end of period                       $     133,177        $       9,385       $     2,208          $       9,385
                                                  =============        =============       ===========          =============

 Supplemental disclosure of cash flow info:
      Cash paid during the period for:
        Interest                                  $           -        $           -       $         -          $           -
                                                  =============        =============       ===========          =============
        Income taxes                              $           -        $           -       $         -          $           -
                                                  =============        =============       ===========          =============

Supplemental non-cash fin. activities:

Short-term debt paid through issuance of



   stock                                          $     136,700        $     136,700       $         -          $     136,700
                                                  =============        =============       ===========          =============

                                                                        The Company
                                                  -------------------------------------------------------
                                                     For the nine       For the one         June 1, 2000
                                                     months ended       month ended        (inception) to
                                                       March 31,          June 30,             March 31
                                                         2001               2000                 2001
                                                  ---------------      -------------       --------------
                                                    (unaudited)                              (unaudited)

 Cash flows from operating activities:            $     (30,220)       $   (103,140)       $    (133,360)
  Net loss                                        -------------        ------------        -------------
 Adjust. to reconcile net loss to net
 cash provided (used) by operat. activities:
   Depreciation                                               -                   -
   Issuance of stock for services                             -                   -
   Impairment loss on equipment                               -              97,997               97,997
   Write-off of intellectual activities                       -                   -                    -
   Changes in operating assets and liab:
   Increase in accts rec and other assets                1 ,271                   -                1,271
      Accounts payable                                  (53,259)            (12,379)             (65,638)
                                                  -------------        ------------        -------------

      Total Adjustments                                 (51,988)             85,618               33,630
                                                  -------------        ------------        -------------

      Net cash used by operations                       (82,208)            (17,522)             (99,730)
                                                  -------------        ------------        -------------

 Cash flows provided from invest. activities:
      Purchase of property and equip                          -                   -                    -
      Purchase of a business                                  -                   -                    -
                                                  -------------        ------------        -------------

      Net cash used by invest. activities                     -                   -                    -
                                                  -------------        ------------        -------------

 Cash flows from financing activities
      Issuance of common stock                                -              53,125               53,125
      Proceeds from loan payable                         48,424                   -               48,424
      Payment of loan to related party
      Payments on assumed line-of-credit                (10,000)                  -              (10,000)
                                                  -------------        ------------        -------------

      Net cash provided by fin. activities               38,424              53,125               91,549
                                                  -------------        ------------        -------------

      Net increase in cash                              (43,784)             35,603               (8,181)

      Cash at beginning of period                        44,988               9,385                9,385
                                                  -------------        ------------        -------------

      Cash at end of period                       $       1,204        $     44,988        $       1,204
                                                  =============        ============        =============


 Supplemental disclosure of cash flow info:
      Cash paid during the period for:
      Interest                                    $           -        $          -        $           -
                                                  =============        ============        =============
      Income taxes                                $           -        $          -        $           -
                                                  =============        ============        =============

 Supplemental non-cash fin. activities:
 Short-term debt paid through issuance of stock


  The accompanying notes are an integral part of these financial statements.

                           BALLISTIC VENTURES, INC.
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                         NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS AND BASIS OF PRESENTATION

On July 17, 2000, whOOdoo.com, Inc., changed its name to Ballistic Ventures, Inc. (the "Company") . The Company was incorporated in Florida on June 17, 1997, as Greystone Credit, Inc. ("Greystone"). On August 4, 1999, Greystone acquired whOOdoo.com, Inc. ("whOOdoo Florida"), a Florida corporation, incorporated on April 9, 1999. At the same time, Greystone changed its state of incorporation to Delaware and its name to whOOdoo.com, Inc. At the time of the acquisition of whOOdoo Florida, Greystone had no operations or liabilities. The merger and recapitalization were accounted for as a reverse merger. As a result, the financial statements of the Company between April 9, 1999 and May 31, 2000 are those of whOOdoo Florida. During this period Ballistic Ventures, Inc., Greystone Credit, Inc. and whOOdoo.com, Inc., collectively, are known as the "Predecessor".

On August 4, 1999, the Predecessor purchased the operating assets and assumed certain liabilities of BGS Southwest, Inc. ("BGS"). The purchase of BGS' assets has been treated as if a business was acquired, and accounted for as a purchase (see Note 4). Its operations are included in the Company's Statement of Operations commencing August 4, 1999. BGS continued in operation by restructuring itself as a management services company and operated separately from the Predecessor. BGS had a management services agreement with the Predecessor, until terminated in May 2000 (see Note 4).

While the Predecessor recorded limited revenue through web design and hosting, the Predecessor was in the development stage and its efforts through May 2000, were principally devoted to organizational activities, raising capital and the development of its search engines.

Effective June 1, 2000, a change of control occurred and the Predecessor ceased all activities and operations. Currently, the Company is inactive. On June 1, 2000, the Predecessor, K2 Ventures, Inc. (the "Purchaser"), the former president, and former vice president and certain other stockholders entered into an Escrow Agreement (the "Agreement"). The Agreement provides that the former president will purchase some of the assets of the Predecessor for $1.00, the former vice president will release the parties to the Agreement from any liability or claim he may have against the parties for past or future actions in exchange for the Predecessor's rights known as "Post Offer", and the Purchaser will purchase 11,235,700 shares of the Company's outstanding common stock and assume the Predecessor's liabilities totaling approximately $89,000. The June 1, 2000 transaction has been treated as a purchase and accounted for under APB 16, "Business Combinations". The agreement will be finalized when the Company completes a Form 10SB filing with the Securities and Exchange Commission ("SEC").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash held by related party - Cash is deposited in a foreign financial institution, which is affiliated with the majority stockholder of the Company.

                           BALLISTIC VENTURES, INC.,
                          FORMERLY WHOODOO.COM, INC.,
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets - The Company and its Predecessor evaluate the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board" ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"), which requires recognition of the impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which intangible assets relate. Because of a pending sale for total consideration of $1.00 (see Note 1), an impairment expense was recognized by the Predecessor during the eleven months ended May 31, 2000 (see Note 5).

Advertising costs - Advertising costs were $0, $0, $40,248 and $0 for the nine months ended March 31, 2001, the one month ended June 30, 2000, the eleven months ended May 31, 2000 and the period April 9, 1999 (inception) to June 30, 1999, respectively. The costs were charged to operations as incurred.

Development costs - All costs relating to start up and development of the Internet search engine and related web sites were expensed as they occurred.

Income tax - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income (loss) per share - The Company accounts for earnings per share according to SFAS No. 128, "Earnings per Share" ("SFAS 128"), which requires presentation of basic and diluted earnings or loss per share. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period. For all periods applicable, warrants were excluded from the computation of net loss per share because inclusion would be anti-dilutive due to net operating losses.

Fair value of financial instruments - The carrying amounts reported in the balance sheet for cash, accounts payable and debt approximate fair value based on the short-term maturity of these instruments.

                           BALLISTIC VENTURES, INC.
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unaudited interim financial statements - The accompanying financial statements of the Company for the nine months ended March 31, 2001 and 2000 and June 1, 2000 to March 31, 2001 are unaudited, but, in the opinion of management, reflect the adjustments all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with accounting principles generally accepted in the United States of America. The results of operations for an interim period are not necessarily indicative of results for a full year.


3.   GOING CONCERN

The Predecessor and the Company were in the development stage through March 31, 2001. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

On May 31, 2000, the Predecessor discontinued all operations and the subsequent reorganized Company is inactive. As of March 31, 2001, the Company had a stockholders' deficit of $60,461 and a deficit accumulated during the development stage of $133,360. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plan to alleviate this going concern issue is to raise capital and merge with a profitable operating company. The Company's continued existence is dependent upon management funding operations, locating and merging the Company into a profitable operating company and raising sufficient capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


4.   CHANGE OF CONTROL

As previously described in Note 1, a change of control occurred effective June 1, 2000, which has been accounted for under APB 16, "Business Combinations".

The following provides pro forma detail as if the June 1, 2000 change of control occurred as of April 9, 1999 (inception) and July 1, 1999, respectively:

                                             April 9,    July 1, 1999
                                               1999
                                           (inception)        to
                                                to
                                             June 30,        May 31,
                                               1999           2000
                                               ----           ----


          Revenue                           $   700       $  2,400
                                            =======       ========

          Net loss                          $(9,300)      $(36,900)
                                            =======       ========

          Net loss per share                $ (0.00)      $  (0.00)
                                            =======       ========

                           BALLISTIC VENTURES, INC.
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5.   ACQUISITION OF BGS AND RELATED PARTY TRANSACTIONS

On August 4, 1999, the Predecessor purchased certain assets and prepaid expenses from BGS, a company controlled by the president of the Predecessor, for $100,000, plus the assumption of liabilities of $29,382. The acquisition was treated as a purchase combination, since the Predecessor was not controlled by the president after its merger on August 4, 1999. Effective May 31, 2000, the president of the Predecessor entered into an agreement to repurchase these assets, and other assets acquired after August 4, 2000, for $1.00. The purchase will be finalized after completion of certain filings with the SEC.

From whOOdoo Florida's inception on April 4, 1999 to June 30, 1999, BGS paid expenses and bought capital equipment for whOOdoo Florida totaling $122,819. BGS was reimbursed in full. whOOdoo Florida recorded expenses of $117,985 as selling, general and administrative and research and development. Equipment of $4,834 was capitalized as computer equipment.

In August 1999, the Company entered into an agreement wherein BGS provided management services to the Predecessor. These services were for a term of 36 months for a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. For the eleven months ended May 31, 2000, BGS was paid approximately $393,600 by the Company. As of May 31, 2000, the agreement terminated.

The following provides pro forma detail as if the Predecessor owned BGS from its inception on April 9, 1999 to June 30, 1999:

     Revenue                                                         $ 78,000
                                                                     ========

     Net loss                                                        $(72,168)
                                                                     ========

     Net loss per share                                              $  (0.01)
                                                                     ========

If BGS had been owned as of July 1, 1999, the difference would have been insignificant.


6.   PROPERTY AND EQUIPMENT

As part of the Agreement, certain property and equipment were sold to the president of the Predecessor, for $1.00 (see Note 1). The net book value of the equipment was $136,377. As of May 31, 2001, the Predecessor recorded an impairment loss on the equipment of $136,376. Additionally, the Predecessor recorded a further impairment loss of $723 for property and equipment abandoned as of May 31, 2000 for a total of $137,099 (See Note 4).

Depreciation expense was $0, $0, $5,616 and $1,907 for the nine month period ended March 31, 2001, the one month ended June 30, 2000, the eleven months ended May 31, 2000 and the period April 9, 1999, to June 30, 1999, respectively.

                           BALLISTIC VENTURES, INC.
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7.   DEBT

On August 4, 1999, the Predecessor assumed a line-of-credit liability of $9,942 in connection with the acquisition of BGS' assets. All funds borrowed were repaid as of May 31, 2000, and the line of credit was terminated.

During April 2000, the Predecessor borrowed $10,000 from a business. The loan was assumed by the Purchaser through the Agreement and was subsequently paid on July 31, 2000.

During the nine months ended March 31, 2001, the Company borrowed $48,424 through an overdraft facility to fund operating expenses and pay certain accrued liabilities from a company affiliated with the majority stockholder of the Company. The loan carries interest at 2.25% per month for balances greater than $10,000, and is payable on demand.


8.   STOCK AND WARRANT TRANSACTIONS

On April 9, 1999, whOOdoo Florida sold 11,125,000 (post-recapitalization) shares of common stock to its founders for $500. On May 5, 1999, whOOdoo Florida sold 428,500 (post- recapitalization) shares of common stock at $.35 per share for a total of $136,700, net of offering costs of $13,275.

On July 21, 1999, whOOdoo Florida issued to certain employees and consultants 1,590,000 (post-recapitalization) shares of common stock for $1,590. The Predecessor recorded compensation expense of $1,588,410 for the difference between the fair market value of $1.00 and the $.001 par value.

On July 21, 1999, an individual purchased 10,000 shares of common stock and paid $1.00 per share. In September 1999, 20,500 common shares were sold by the Predecessor to individuals for $1.00 per share. During the first quarter of 2000, 6,400 shares of common stock were sold to employees for $252 and the difference between the market price and the sales price, $6,148, was expensed as compensation.

On August 24, 1999, as part of the recapitalization, Greystone sold, pursuant to a private placement offering, 1,062,500 shares of common stock at $.80 per share and issued 1,062,500 warrants at an exercise price of $.80 per share. The Predecessor received $757,671, net of offering costs of $92,329. The original stockholders of Greystone retained 4,999,998 shares of common stock of the Predecessor. Therefore, in the recapitalization, the stockholders of Greystone retained a total of 6,062,498 shares.

On August 24, 1999, the Predecessor granted 1,062,500 warrants at $.80 a share to stockholders purchasing common stock in a private placement with an expiration date on November 22, 1999. The warrants were subsequently extended until July 21, 2000. 531,250 of the warrants were exercised during February 2000, and the Predecessor received proceeds of $425,000. On May 25, 2000, the exercise price on the remaining 531,250 warrants was reduced to $.10 per share. The warrants were exercised on June 2, 2000, and the Company received proceeds of $53,125.

                           BALLISTIC VENTURES, INC..
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8.   LEASE COMMITMENTS

As part of the BGS transaction, the Predecessor assumed leases for an office facility and a vehicle for terms ranging from 14 months to three years. The Predecessor also signed an additional office lease on September 1, 1999 for additional space for a term of 14 months. On May 15, 2000, the Predecessor and the Company were released from any further obligation under the office lease for a payment of $1,962 and the forfeiture of its security deposit of $1,962. The Predecessor's president assumed the vehicle lease. Since June 1, 2000, the Company has maintained an office in the house of its president. The president does not charge the Company rent.

Rental expense was $0, $0, $51,568 and $0 for the nine months ended March 31, 2001, the one month ended June 30, 2000, the eleven months ended May 31, 2000 and for the period April 9, 1999 (inception) to June 30, 1999, respectively.


9.   INCOME TAXES

The Company had available at March 31, 2001 and June 30, 2000, net operating loss carryforwards for federal and state tax purposes of approximately $133,360 and $103,140 respectively, which could be applied against taxable income in subsequent years through 2021. The tax effect of the net operating loss is approximately $50,000 and $39,000 for the nine month period ended March 31, 2001 and the one month ended June 30, 2000, respectively, and a full valuation allowance was recorded. Realization is uncertain due to going concern issues. The tax loss carryforwards of the Predecessor are severely limited due to the change of control and potential change of business when a future merger candidate is chosen.

Reconciliation of the differences between income taxes computed at the federal and state statutory tax rates and the provision for income taxes for the nine months ended March 31, 2001 and the one month ended June 30, 2000 are approximately as follows:


                                                                March 31,               June 30,
                                                                   2001                   2000
                                                                   ----                   ----
     Income tax loss at federal statutory tax rate (34%)       $ 45,000               $ 35,000
     State tax carryforwards, net of federal benefits             5,000                  4,000
      (3.63%)
     Increase in valuation allowance                            (50,000)               (39,000)
                                                               --------               --------

     Provisions for taxes                                      $      -               $      -
                                                               =========              ========

                           BALLISTIC VENTURES, INC..
                          FORMERLY WHOODOO.COM, INC.
                         (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.   INCOME TAXES (continued)

A reconciliation of the Company's deferred tax assets are as follows:



                                                             March 31,            June 30,
                                                              2001                 2000
                                                              ----                 ----
     Net operating loss carryforwards                        $ 50,000            $ 39,000
                                                             ========            ========

     Total deferred tax assets                                 50,000              39,000
     Valuation allowance                                      (50,000)            (39,000)
                                                             --------            --------

     Net deferred tax asset                                  $      -            $      -
                                                             ========            ========



10.  PRIOR PERIOD ADJUSTMENT

During the period ended June 30, 2000, a correction to previously issued financial statements was made to reflect a change of control on June 1, 2000, as a purchase transaction pursuant to APB 16, "Business Combinations". The financial statements were restated to present predecessor financial statements for the eleven months ended May 31, 2000, and Company financial statements for
the one month ended June 30, 2000.   This correction resulted in the following
changes to the financial statements:

                                                                   Restated            Restated
                                                  As                eleven            One month
                                              previously            months
                                               reported              ended              ended
                                            June 30, 2000        May 31, 2000       June 30, 2000
                                         -------------------  ------------------  --------------------
                                                                (Predecessor)          (Company)
     Balance sheet:

     Additional paid-in capital                 $ 2,979,591         $ 2,926,997             $  52,594
                                                ===========         ===========             =========

     Retained earnings                          $(3,050,979)        $(3,025,012)            $(103,140)
                                                ===========         ===========             =========

     Statement of operations:

     Revenue                                    $    41,209         $    41,152             $      57
                                                ===========         ===========             =========

     Net loss                                   $(2,912,170)        $(2,907,027)            $(103,140)
                                                ===========         ===========             =========

     Net loss per share - basic and             $     (0.16)        $     (0.16)            $       -
      diluted                                   ===========         ===========             =========